SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR November 18, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial
Officer and Investor Relation Officer
Helmut Bossert
Head of Capital Markets and Investor Relations
Tel: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: hbossert@sabesp.com.br

SBSP3: R$131.40/000 shares
SBS: US$11.32 (ADR=250 shares)
# shares: 28.480 million
Market capitalization: R$3.74billion
Closing Price: November 14, 2003

Sabesp announces
Third Quarter 2003 Results

São Paulo, November 14, 2003 - SABESP - Cia. de Saneamento Básico do Estado de São Paulo - (Bovespa: SBSP3; NYSE: SBS), the largest water and sewage utility company in the Americas and the third largest in the world (in number of customers), today announced its results for the third quarter of 2003 (3Q03). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the third quarter of 2002 (3Q02).

Highlights

  New tariff formula, to automatically define the annual readjustment. The 18.95% readjustment implemented on August 29, 2003 was based on this new formula.

  Refinancing of debt maturing in 2003.

    Repricing of Debentures, 5th issue (October 2003)

    Issue of US$ 225 million in Eurobond (June 2003)

  Kick-off of the economic evaluation of São Bernardo do Campo water and sewage system, to obtain the concession to serve that municipality.

1. Sabesp’s gross revenues grow 8.8% and improves EBITDA margin.

			(R$million)

Highlights	3Q02	3Q03	Change
Gross Operating revenue	994.3	1,081.8	8.8%
EBIT (1)	350.2	372.6	6.4%
EBITDA (2)	480.6	499.6	4.0%
EBITDA Margin	49.9%	48.4%
Net Income/Loss	(663.6)	28.9

(1) Earnings BeforeInterest and Taxes
(2) Earnings Before Interest, Taxes, Depreciation and Amortization

Sabesp recorded gross revenues of R$1,081.8 million and EBITDA of R$499.6 million in 3Q03. Net income for the period was R$28.9 million, mainly due to higher gross revenues.

After registering 43.6% in 3Q03, EBITDA margin rose to 48.4% in the quarter, returning to the average levels of the recent years.

2. Gross Revenues

Gross revenues increased R$87.5 million or 8.8%, resulting from the tariff readjustment of 18.95% implemented on August 29, 2003 and the 0.3% drop of total volume billed to the retail market.

The tables below show the water and sewage services volume billed to retail by category of use and region in the third quarters of 2002 and 2003 (unaudited):

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage
By Category of Use	3Q02	3Q03	% Ch.	3Q02	3Q03	% Ch.	3Q02	3Q03	% Ch.

Residential	297.3	296	(0.4)	227	228	0.4	524.3	524	(0.1)
Commercial	36.5	35.3	(3.3)	31.9	31.5	(1.3)	68.4	66.8	(2.3)
Industrial	7.7	7.7	-	6.9	7.3	5.8	14.6	15.0	2.7
Public	12.0	11.7	(2.5)	9.2	9.0	(2.2)	21.2	20.7	(2.4)

Total	353.5	350.7	(0.8)	275.0	275.8	0.3	628.5	626.5	(0.3)

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage
By Region	3Q02	3Q03	% Ch.	3Q02	3Q03	% Ch.	3Q02	3Q03	% Ch.

Metro Region	232.8	231.5	(0.6)	183.5	184.8	0.7	416.3	416.3	-
Regional (*)	120.7	119.2	(1.2)	91.5	91	(0.5)	212.2	210.2	(0.9)

Total	353.5	350.7	(0.8)	275	275.8	0.3	628.5	626.5	(0.3)

(*) Consists of the Coastal and Interior Regions.

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling expenses increased R$45.7 million or 7.5%. The main changes were as follows:

	(R$ milion)

Item	3Q02	3Q03	Difference	%

Salaries and Payroll Charges	222.3	267.5	45.2	20.3
General Supplies	19.0	21.7	2.7	14.2
Treatment Supplies	15.8	21.5	5.7	36.1
Third Party Services	90.5	81.1	(9.4)	(10.4)
Electric Power	70.7	82.4	11.7	16.5
General Expenses	20.2	27.3	7.1	35.1
Depreciation and Amortization	130.4	127.0	(3.4)	(2.6)
Tax Expenses	5.1	5.7	0.6	11.8
Credit Write-offs	39.1	29.6	(9.5)	(24.3)
Pasep Credit (Public Service Employee Savings Program)	-	(5.0)	(5.0)	-

Costs, Administrative and Selling Expenses	613.1	658.8	45.7	7.5

3.1. Salaries and Payroll Charges

Salaries and Payroll charges increased by R$45.2 million or 20.3%. This growth relates mainly to the following factors:

a) Increase in wages, benefits and payroll-related charges of 14.45% beginning May 2003, as a result of the collective labor agreement;

b) Allocation of 2% of payroll to the redefinition of personnel roles and compensation (as from September 2003), related to the Performance-based Compensation Plan; and

c) Provision for benefits to retired employees. In 2002, the actuarial liabilities related to past service cost calculated pursuant to CVM Deliberation 371/00, in the amount of R$12.8 million, was recorded as an extraordinary item, net of income tax and social contribution, as per paragraph 85 of Accounting Standard and Procedure (NPC) 26 of Brazil’s Institute of Independent Auditors (IBRACON). This amount of R$13.3 million has been recorded in 2003 as salaries and payroll charges.

3.2. General Supplies

General Supplies recorded an increase of R$2.7 million or 14.2%, mainly in fuels and lubricants, arising from the price increase during the periods under comparison. Other items that contributed to this increase consisted of maintenance of residential connections and systems and higher consumption of materials used in safety and protection.

3.3. Treatment Supplies

The Treatment Supplies group showed a 36.1% or R$5.7 million increase, as a result of price readjustment, strong drought in the period and consequent low quality of raw water sources, and the proliferation of algae, which leaves odor and taste in the water when dead, resulting in increased demand for treatment supplies and coagulants.

The table below shows the impact of the cost increases on the main chemical supplies used by Sabesp in its treatment process:

Cost per Supply Item – in R$ thousand	3Q02	3Q03	Difference	%

Ferric Sulfate	2,877.2	3,917.2	1,040.0	36.1
Lime	2,072.4	2,867.9	795.5	38.4
Active Carbon	690.4	1,461.0	770.6	111.6
Aluminum Sulfate	1,366.5	2,104.8	738.3	54.0
Chlorine	3,592.1	4,225.0	632.9	17.6
Sodium Hydroxide	188.9	507.0	318.1	168.4
Aluminum Polychloride	349.1	659.9	310.8	89.0
Copper Sulfate	246.3	493.7	247.4	100.4
Other Treatment Supplies	4,424.3	5,246.6	822.3	18.6

Total	15,807.2	21,483.1	5,675.9	36.1

3.4.Third Party Services

Third Party Services decreased by R$9.4 million or 10.4%, as a result of the reduction in advertising services, network maintenance, technical and professional services, and residential connection maintenance.

3.5. Electric Power

Electric Power presented an increase of R$11.7 million or 16.5%, due to the following main factors:

a) Increase in the consumption from 492,970 MWh (3Q02) to 510,452 MWh (3Q03), or 3.5%;

b) Increase of 0.8% due to the collection of the Emergency Contribution Charge (ECE), which changed from R$5.70/ MWh in June 2002 to R$6.60/ MWh;

c) Weight average increase of 15.51% of electricity tariffs between September 2002 and June 2003.

3.6. General Expenses

General Expenses recorded an increase of R$7.1 million or 35.1%, due to the following factors:

a) Provisions for labor contingencies in the amount of R$1.7 million and provisions for civil contingencies in the amount of R$1.1 million;

b) Increase of R$1.2 million of billing expenses, due to the readjustment of banking collection services.

3.7. Credit Write-offs

This line presented a decrease of R$9.5 million or 24.3%, mainly due to the reversion of the allowance for doubtful accounts related to invoices issued to São Bernardo do Campo City Hall, following the court decision in favor of Sabesp, referring to legal process # 1.256/96 occurred in July 2003, in the amount of R$ 8.3 million.

3.8. Pasep Credit

Law # 10,637/2003, in force as from December 2002, has changed the calculation basis and verification of PASEP.

In December 2002 and in 1Q03, Pasep’s amount was presented net of credit in the operating income. Beginning 2Q03 this credit has been presented as a reduction factor of costs and operating expenses.

4. Financial Expenses and Foreign Exchange Variation

4.1. Financial Expenses

Financial Expenses showed a decrease of R$16.6 million due to the following factors:

a) Interest expenses on domestic loans and financing, which rose R$12.2 million due to the increase in the Certificates of Interbank Deposits (CDI) annual interest rate on the outstanding amount of debentures.

b) Interest expenses on foreign loans and financing, which decreased R$17.2 million. The outstanding amount is lower than in 3Q02 due to the appreciation of the Real against the US dollar occurred in 4Q02, 1Q03 and 2Q03. This appreciation resulted in a reduction in interest expenses mainly those related to Eurobonds, IDB and Deutsche Bank Luxembourg.

c) Other financial expenses decreased R$23.3 million, mainly due to interest related to tax lawsuits that took place in 3Q02.

d) Provisions increased by R$11.7 million due to the provision for lawsuits with suppliers.

4.2. Foreign Exchange Variation

Foreign Exchange Variation presented a decrease of R$974.6 million due to:

a) Monetary Variation on domestic loans and financing grew R$ 17.1 million due to higher variation of Unidade Padrão de Referência (UPR) in 3Q03 (1.29%) when compared to 3Q02 (0.71%)

b) Foreign Exchange Variation on foreign loans and financing decreased R$ 977.2 million due to the impact of lower depreciation of the Real against the US dollar - 1.46% in 3Q03 against 36.93% in 3Q02 – on foreign currency denominated loans.

c) Other Monetary/Foreign Exchange Variation dropped R$ 14.5 million, mainly as a result of gains in transactions of anticipated acquisition of foreign currency, which occurred in July 2003, and of the lower variation of the IGP-M in 3Q03 (1.14%) compared to 3Q02 (6.82%).

5. Operating Indicators

As can be seen in the table below, the Company continues to expand its services by increasing the number of water and sewage connections and population served (unaudited):

Operating Indicators	3Q02	3Q03%

Water Connections (1)	5,855	6,012	2.7
Sewage Connections (1)	4,257	4,426	4.0
Population directly served – water (2)	21.1	21.2	0.5
Population directly served – sewage (2)	16.6	17.0	2.4
Bulk Water Sales billed (3)	84.2	87.0	3.3
Retail Water Sales billed (3)	353.5	350.7	(0.8)
Sewage Service Sales billed (3)	275.0	275.8	0.3
Number of employees	18,471	18,349	(0.7)
Operating productivity (4)	547	569	4.0

(1) In 1,000 units at the end of the period
(2) Millions of inhabitants at the end of the period
(3) In million m3
(4) Number of water and sewage connections per employee

6. Funding

6.1 Investment Funding

Investment funding estimated for the years 2003/2004, characterized by its low cost and long repayment term, is as follows:

a) Japan Bank for International Cooperation (JBIC): Yen-denominated loan, in the amount of ¥21,637 million, equivalent to approximately R$560 million, repayable over 25 years, with a seven-year grace period and bearing interest of 2.5% p.a. (to be used in sewage treatment and interceptor works, and environmental monitoring) and 1.8% p.a. (to be used in sewage collection network and connection works). The funds will be used in the Environmental Recovery Program for the Santos metro region. The Exchange of Diplomatic Notes agreement between the Brazilian and Japanese governments was signed in October 2003 and forwarded to the state secretariat for approval. It should be signed in the first half of 2004.

b) Banco Nacional de Desenvolvimento Econômico e Social (BNDES): Program total funding of R$400 million. On August 8, 2002, Sabesp entered into the first loan contract with BNDES and four private banks that work as BNDES on lending agents, amounting to R$240 million. This loan will be used to finance part of the domestic portion of the funding of the Tietê Project – 2nd phase. BNDES has already disbursed R$ 100 million of that amount.

The remaining R$160 million are authorized by BNDES, bearing interest equivalent to the TJLP plus 3% pa, repayable over 10 years, with a three-year grace period. This amount will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro region, which will be funded by the JBIC.

c) Federal Savings and Loans Bank (Caixa Econômica Federal) - Resources from the Federally-managed Severance Indemnity Fund (FGTS): Financing contract totaling R$49 million, signed in July 2003, repayable over 15 years, with up to 36 months of grace period, bearing the following interest rates: 8.0% p.a. for the water systems and 6.5% p.a. for the sewage systems. In addition, there is a 2.5% risk fee, as well as a 2.0% management fee. In November 2003, Sabesp will sign eight contracts totaling R$275 million, repayable over 15 years, with a three-year grace period and bearing interest of 6.5% p.a. for sewage systems and 8.0% p.a. for water systems, in accordance with the rules of the “Programa Pró-Saneamento” (water and sewage system program). These resources will be used to expand water and sewage systems in the São Paulo metro, interior and coastal regions, in the municipalities where Sabesp operates.

6.2 Refinancing

a) Repricing of the 5th issue: After October 1st, 2003, the conditions of remuneration of the debentures (5th issue) will be equivalent to CDI plus 2% p.a. for the first tranche and IGP-M plus 12.7% p.a. for the second tranche, with an interest calculation period of 18 months, i.e., from October 1st, 2003 to April 1st, 2005. The new conditions of remuneration were proposed to debenture holders in a Notice published on September 17, 2003, and resulted in the repricing of 88.2% of the debentures.

7. Settlement of Loans and Financing

Total indebtedness payable by the end of 2003 amounts to R$210 million, of which R$119 million is denominated in US dollars.

(R$million)

INSTITUTION	oct-dec 2003	2004	2005	2006	2007	2008	2009 onward	TOTAL

Domestic Market
Banco do Brasil	37	156	169	184	201	218	1,505	2,470
Caixa Econômica Federal	9	34	36	40	44	48	313	524
Debêntures	-	513	243	243	143	-	-	1,142
BNDES	-	-	4	11	10	11	40	76
Others	1	3	3	4	4	4	9	28
Interest and Charges	44	8	-	-	-	-	-	52
Total Domestic	91	714	455	482	402	281	1,867	4,292
International
IBRD	6	52	13	12	6	-	-	89
Société Génerale	1	3	3	3	-	-	-	10
IDB	36	114	114	114	114	76	721	1,289
Eurobonds	-	-	804	-	-	658	-	1,462
Deutsche Bank Luxembourg	29	58	59	-	-	-	-	146
Interest and Charges	47	19	-	-	-	-	-	66

Total International	119	246	993	129	120	734	721	3,062

Grand Total	210	960	1,448	611	522	1,015	2,588	7,354

CEF – Federal Savings and Loans Bank
IBRD – International Bank for Reconstruction and Development
IDB – Interamerican Development Bank

*********************

8. Conference Call and Webcast Details

Portuguese: Wednesday, November 19, 2003
08:00 am – US ET (New York)
11:00 am – São Paulo time
Tel: (55) 11 3216-1490
Code: Sabesp

English: Wednesday, November 19, 2003
10:00 am – US ET (New York)
01:00 pm – São Paulo time
Tel: +1-(877) 375 - 2162 (US/Canada)
Tel: +1 (973) 582 -2734 for participants outside the US
Conference Call ID: Sabesp or 4300393

For additional information, please contact the Investor Relations Department:

Helmut Bossert	Marisa Guimarães
(5511) 3388-8664	(5511) 3388-9135
hbossert@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Sabesp performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law						(R$ million)

	3Q03	3Q02%		9M03	9M02%

Sales/Services Gross Revenues	1,081.8	994.3	8.8%	3,135.6	2,898.0	8.2%
Water Supply - Retail	554.7	505.3	9.8%	1,599.1	1,475.4	8.4%
Water Supply - Wholesale	66.0	58.1	13.7%	189.0	168.6	12.1%
Sewage Collection and Treatment	437.5	400.3	9.3%	1,268.4	1,154.6	9.9%
Other Services	23.7	30.6	-22.6%	79.1	99.4	-20.4%
Gross Revenue Deductions	(50.4)	(30.9)	63.1%	(148.0)	(85.6)	73.0%

Net Sales	1,031.4	963.3	7.1%	2,987.6	2,812.4	6.2%
Cost of Goods and/or Services Sold	(501.5)	(463.0)	8.3%	(1,492.1)	(1,335.8)	11.7%

Gross Profit	529.9	500.4	5.9%	1,495.5	1,476.6	1.3%

Selling Expenses	(99.2)	(95.7)	3.6%	(288.1)	(295.8)	-2.6%
General & Administrative	(58.2)	(54.4)	6.9%	(170.0)	(156.1)	8.9%
Interest Expense	(378.2)	(1,372.2)	-72.4%	(362.9)	(2,439.9)	-85.1%
Interest Income	61.2	43.4	41.0%	132.5	110.0	20.5%
Net Interest Income (Expense)	(317.0)	(1,328.8)	-76.1%	(230.4)	(2,329.9)	-90.1%

Operating Result	55.6	(978.5)	n.m.	806.9	(1,305.2)	n.m.

Non-Operating Income (Expense)	(0.6)	2.1	n.m.	(32.6)	(5.8)	460.5%
Income Before Taxes	55.0	(976.4)	n.m.	774.3	(1,311.1)
Provision for Income Tax / Social Contribution	(42.5)	(2.8)	1394.8%	(197.4)	(2.8)
Deferred Income Tax	16.4	324.1	-94.9%	(43.5)	457.7
Participations/Statutory Contributions	-	(8.5)	n.m.	-	(25.4)	n.m.

Net Income	28.9	(663.6)	n.m.	533.4	(881.6)	n.m.

Shares Outstanding	28,479.6	28,479.6	0.0%	28,479.6	28,479.6
EPS (R$/1,000 shares)	1.0	(23.3)	n.m.	18.7	(30.96)	n.m.

Depreciation and Amortization	127.0	130.4	-2.5%	396.4	385.2	2.9%
EBITDA	499.6	480.6	4.0%	1,433.8	1,409.8	1.7%
% of sales	48.4%	49.9%		48.0%	50.1%

Balance Sheet

Brazilian Corporate Law		R$ 000

	September 30, 2003	June 30, 2003

ASSETS
Cash and cash equivalents	454,115	1,068,016
Accounts Receivable	1,095,582	925,186
Inventory	21,860	20,135
Other	229,848	190,874

Total Current Assets	1,801,405	2,204,211

Indemnities Receivable	148,794	148,794
Deferred Taxes and Contributions	226,302	207,330
GESP Agreement	607,374	607,374
Deposits/Other	88,858	60,079

Total Long-Term Assets	1,071,328	1,023,577

Permanent Assets - Operations	11,088,356	11,031,605
Works In Progress	2,476,124	2,492,713
Deferred Assets/Other	108,050	108,959

Total Permanent Assets	13,672,530	13,633,277

TOTAL ASSETS	16,545,263	16,861,065

LIABILITIES
Loans and Financing	499,194	1,112,643
Debentures	518,368	77,007
Suppliers	35,640	24,283
Taxes, Fees and Contributions	149,775	167,214
Provisions	168,913	160,613
Other	343,726	332,256

Total Current Liabiliites	1,715,616	1,874,016

Loans and Financing	5,682,166	5,557,991
Debentures	653,883	1,090,757
Provisions	360,892	313,108
Other	509,974	431,961

Total Long-Term Liabilities	7,206,915	7,393,817

TOTAL LIABILITIES	8,922,531	9,267,833

Paid-up Capital Stock	3,403,688	3,403,688
Revaluation and Capital Reserves	2,804,757	2,828,937
Profit Reserves	935,320	935,320
Accrued Profits / Losses	478,967	425,287

SHAREHOLDERS' EQUITY	7,622,732	7,593,232

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	16,545,263	16,861,065

Statements of Cash Flow

Brazilian Corporate Law	R$ 000

Description	3Q3	9M03	3Q02	9M02

Cash flow from operating activities
Net income (loss) for the period	28,896	533,400	(663,596)	(881,610)
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(16,402)	43,539	(328,493)	(470,812)
Provisions for contingencies	51,570	(37,559)	4,317	77,911
Liabilities related to pension plans	19,050	57,612	16,661	51,386
Property, plant and equipment received as donations (Private Sector)	(1,542)	(1,885)	(1,437)	(3,459)
Loss in the disposal of property, plant and equipment	3,889	39,176	2,157	11,961
(Gain) in the sale of property, plant and equipment	-	(4)	-	-
Depreciation	120,260	376,521	120,713	366,833
Amortization	6,756	19,901	9,649	18,321
Interest calculated on loans and financing payable	208,087	609,064	214,483	556,259
Foreign exchange loss on loans and financing	124,321	(419,539)	1,091,802	1,741,908
Provisions for bad debt	29,606	95,154	39,137	134,422

	574,491	1,315,380	505,393	1,603,120
(Increase) decrease in assets
Clients	(200,002)	(279,501)	(9,279)	(196,825)
Accounts receivable from shareholders	(20,946)	(59,810)	(18,332)	(72,954)
Inventories	(1,725)	782	(895)	2,633
Tax loss carryforwards	(10,391)	(10,391)	(21,334)	(47,187)
Other accounts receivable	(6,351)	(18,242)	(5,434)	(2,267)
Clients - long term	(27,107)	(29,064)	(4,135)	(1,716)
Agreement w/ State of São Paulo Government	-	-	-	41,683
Judicial deposits and other	(87)	99	(8,815)	(9,984)
Other long term receivables	(1,584)	(3,544)	(427)	(15,508)

	(268,193)	(399,671)	(68,651)	(302,125)
Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	11,357	(971)	(14,902)	(54,810)
Salaries and payroll charges	5,699	7,761	(16,919)	3,696
Provisions	4,514	65,616	27,179	55,008
Taxes and contributions	(17,439)	51,769	2,659	4,125
Other accounts payable	5,778	2,790	8,477	9,176
Taxes and contributions - long term	55,101	209,162	(12,883)	(36,772)

	65,010	336,127	(6,389)	(19,577)

Net cash from operating activities	371,308	1,251,836	430,353	1,281,418
Cash flow from investing activities
Acquisition of property, plant and equipment	(158,191)	(380,499)	(156,736)	(390,423)
Sale of property, plant and equipment	-	8	-	-
Increase in deferred assets	(3,209)	(7,257)	(849)	(5,965)

Net cash used in investing activities	(161,400)	(387,748)	(157,585)	(396,388)

Cash flow from financing activities

Financing - long-term
Funding	82,469	800,794	9,805	420,575
Payments	(906,278)	(1,557,918)	(308,757)	(921,058)
Interest attributed to shareholders' equity	-	(114,987)	(191,077)	(300,508)

Net cash used in financing activities	(823,809)	(872,111)	(490,029)	(800,991)

Net increase (decrease) in cash equivalents	(613,901)	(8,023)	(217,261)	84,039
Cash and cash equivalents at the beginning of the period	1,068,016	462,138	761,520	460,220
Cash and cash equivalents at the end of the period	454,115	454,115	544,259	544,259

Change in cash	(613,901)	(8,023)	(217,261)	84,039

Additional information on cash flow
Interest and fees paid on loans and financing	225,425	651,119	213,720	533,362
Capitalization of interest and financial charges	6,615	(3,913)	12,164	22,297
Paid income tax and social contribution	-	128,646	-	16,595
Property, plant and equip. received as donations and/or paid in stocks	2,145	3,088	2,341	5,400

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 18, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.